FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1        FRN Variable Rate Fix dated 27 October 2003
No. 2        FRN Variable Rate Fix dated 27 October 2003
No. 3        FRN Variable Rate Fix dated 27 October 2003
No. 4        FRN Variable Rate Fix dated 27 October 2003
No. 5        Doc re. Pricing Supplement dated 28 October 2003
No. 6        FRN Variable Rate Fix dated 29 October 2003
No. 7        FRN Variable Rate Fix dated 29 October 2003
No. 8        FRN Variable Rate Fix dated 31 October 2003
No. 9        FRN Variable Rate Fix dated 31 October 2003
No. 10       Employee Share Option Scheme dated 31 October 2003

Document No. 1


RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 250,000,000.00
    MATURING: 26-Jan-2004
    ISSUE DATE: 26-Jan-1999
    ISIN: XS0093947025

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Oct-2003 TO 26-Jan-2004 HAS BEEN FIXED AT 4.021250 PCT

INTEREST PAYABLE VALUE 26-Jan-2004 WILL AMOUNT TO:
GBP 100.18 PER GBP 10,000.00 DENOMINATION
GBP 1,001.81 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 2


RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 985,000.00
    MATURING: 18-Oct-2004
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381215

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Oct-2003 TO 19-Jan-2004 HAS BEEN FIXED AT 3.716250 PCT

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO:
GBP 9.57 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3


RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 938,000.00
    MATURING: 26-Oct-2008
    ISSUE DATE: 26-Oct-2003
    ISIN: XS0178381306

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Oct-2003 TO 20-Jan-2004 HAS BEEN FIXED AT 3.828530 PCT

INTEREST PAYABLE VALUE 20-Jan-2004 WILL AMOUNT TO:
GBP 9.96 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 4


RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 1,045,000.00
    MATURING: 31-Oct-2008
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381488

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Oct-2003 TO 31-Oct-2003 HAS BEEN FIXED AT 3.662500 PCT

INTEREST PAYABLE VALUE 31-Oct-2004 WILL AMOUNT TO:
GBP 1.40 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 5


Pricing Supplement


Issuer:                         Northern Rock plc

Series Number                   288

Description:                    Eur 9,300,000

Currency/ Principal Amount:     Euros

Issue Price:                    94.70 per cent.

Specified Denomination          Eur 10,000

Issue Date:                     29 October 2003

Maturity Date:                  10 October 2005

ISIN:                           XSO179437158

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 6


RE: NORTHERN ROCK PLC
    GBP 2,750,000.00
    MATURING: 15-Apr-2009
    ISSUE DATE: 22-Oct-2003
    ISIN: XS0178852199

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Oct-2003 TO 15-Jan-2004 HAS BEEN FIXED AT 3.937300 PCT

INTEREST PAYABLE VALUE 15-Jan-2004 WILL AMOUNT TO:
GBP 91.69 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 7


RE: NORTHERN ROCK PLC
    GBP 13,000,000.00
    MATURING: 22-Apr-2009
    ISSUE DATE: 22-Oct-2003
    ISIN: XS0178883152

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Oct-2003 TO 22-Jan-2004 HAS BEEN FIXED AT 3.988750 PCT

INTEREST PAYABLE VALUE 22-Jan-2004 WILL AMOUNT TO:
GBP 10.05 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 8


RE: NORTHERN ROCK PLC
    GBP: 5,300,000.00
    MATURING: 30-Oct-2008
    ISSUE DATE: 07-May-2003
    ISIN: XS0168182326

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 30-Oct-2003 TO 30-Jan-2004 HAS BEEN FIXED AT 4.070940 PCT.

INTEREST PAYABLE VALUE 30-Jan-2004 WILL AMOUNT TO GBP 102.61 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 9


RE: NORTHERN ROCK PLC
    EUR: 150,000,000.00
    MATURING: 02-Nov-2004
    ISSUE DATE: 02-May-2003
    ISIN: XS0167711398

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 03-Nov-2003 TO 02-Feb-2004 HAS BEEN FIXED AT 2.219000 PCT.

INTEREST PAYABLE VALUE 02-Feb-2004 WILL AMOUNT TO EUR 560.91 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 10


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 31 October 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 5,000, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,445,975 Shares representing 1.53% of the Company's issued share capital.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                           Northern Rock plc
                                             (Registrant)



Date: 3 November 2003              By:____J Shipley_____

                                   Name:       J Shipley
                                   Title:      Assistant Company Secretary